MDS Inc. Announces Increased Funding for MDS Diagnostic Services in Ontario

Toronto, Canada - April 22, 2003: MDS Inc. (TSX: MDS, NYSE: MDZ) today announced that recent fee negotiations between the Ontario Association of Medical Laboratories and the Ontario Ministry of Health resulted in increased funding in recognition of the increased growth in community based laboratory services.

The agreement increases the provincial funding cap for community based laboratory services from an adjusted cap of approximately $506 million to $526 million for the year ending March 31, 2004 and to $553 million for the year ending March 31, 2005. The two-year funding agreement is retroactive to April 1, 2003. MDS provides approximately 30% of community laboratory services in Ontario.

Under the terms of the agreement, the Ministry has also agreed to provide additional funding, contingent on the achievement of specified targets, to support the introduction of new technologies, to fund utilization increases in community based laboratory services related to the introduction of new long-term care beds and the increase in the net number of physicians.

As a part of MDS Inc., the MDS Diagnostic Sector is a leading provider of diagnostic laboratory services in North America. MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.
For Further Information Contact:
Sharon Mathers Vice-President Investor Relations & Corporate Communications 416-675-6777 x 2695 smathers@mdsintl.com